UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       McClendon Transportation Group, Inc.
                      ------------------------------------
                     (Name of Small Business in its Charter)

             Nevada                                       22-3714235
------------------------------------                 ------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)

              121 South Lafayette Street, Lafayette, Alabama 36362
              ----------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                    Issuer's telephone number (334-864-9311)

           Securities to be registered under Section 12(b) of the Act:

        Title of each class                    Name of each exchange on which
        to be to registered                    each class is to be registered

  ------------------------------                  ------------------------

  ------------------------------                  ------------------------

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock par value $.001
                          ----------------------------
                                (Title of class)

                          ----------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE

                                     PART I

ITEM 1.   Description of Business                                            1

ITEM 2.   Management's Discussion and Analysis or Plan of Operation          4

ITEM 3.   Description of Property                                            6

ITEM 4.   Security Ownership of Certain Beneficial Owners and Management     7

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons       7

ITEM 6.   Executive Compensation                                             8

ITEM 7.   Certain Relationships and Related Transactions                     8

ITEM 8.   Description of Securities                                          8


                                     PART II

ITEM 1.   Market Price of and Dividends on the Registrant's Common
            Equity and Other Stockholder Matters                             9

ITEM 2.   Legal Proceedings                                                  9

ITEM 3.   Changes in and Disagreements with Accountants                      9

ITEM 4.   Recent Sales of Unregistered Securities                            10

ITEM 5.   Indemnification of Directors and Officers                          10

                                   PART F/S 10

                                    PART III

ITEM 1.   Index to Exhibits                                                  10

ITEM 2.   Description of Exhibits                                            10

Signature Page                                                               11

                                     PART I

ITEM 1.  Description of Business.

         McClendon Transportation Group, Inc. (Transportation") was incorporated in the State of Delaware on February 20, 1996 as RDA Services, Inc. ("RDA"). In November, 1999, RDA acquired 100% of the assets of Glenn McClendon Trucking Company, Inc., an Alabama corporation ("McClendon Trucking") in a reverse merger transaction and RDA changed its name to McClendon Transportation Group, Inc ("Transportation"). In March, 2000 Transportation merged into its wholly owned subsidiary, a Nevada corporation with the same name. The merger was effected solely for the purpose of changing the Company's state of domicile to Nevada. Transportation has no operations and acts as a holding company. Operations are conducted through Transportation's subsidiary, McClendon Trucking . Unless otherwise indicated herein, all references to the "Company" or "McClendon" include both Transportation and McClendon Trucking.

         The Company operates a medium-haul, irregular route, truckload carrying business of general commodities. The McClendon Trucking fleet transports freight primarily throughout the eastern United States.

         Headquartered in LaFayette, Alabama, McClendon Trucking grew from one truck at inception in 1933 to today's fleet of approximately 200 company owned trucks, 900 dry-van trailers, three maintenance and storage terminals, and over 230 owner-operator contract drivers, servicing customers throughout the United States. McClendon has affiliations with 147 trucking companies which gives us access to over 5,000 additional trucks nationwide. McClendon Trucking offers dry load transportation services in the truckload carrier market primarily to high-volume, time-sensitive customers.

         We have secured and maintained strong customer relationships by (1) focusing on technology; (2) operating premium, late model equipment; (3) hiring experienced drivers; and (4) maintaining an efficient cost structure. We have written contracts with most of our customers. The contracts generally require the customer to use McClendon Trucking for a specified minimum amount of shipments each year.

     Through the use of our satellite-based communication system, which is complemented by our fully integrated mainframe computer system, dispatchers monitor the location and delivery schedules of all shipments and equipment to coordinate routes and maximize utilization of our equipment and drivers. Our electronic data interchange systems enable us to exchange data directly with a third party or with a customer's freight payment agent or bank.

     Our productive, cost-efficient use of technology is a differentiating factor in our market share battle. We utilize a satellite based tracking and communications system to monitor operating efficiency, fleet management and customer service and to maintain direct communication between our drivers and fleet managers. Our electronic data interchange system allows customers and the company to communicate electronically providing real-time information flow such as delivery, local distribution, and account payment instructions; customers can receive updates on cargo position, estimated delivery time and other information. In addition, we monitor engine idle time, speed, performance and other factors affecting operating efficiency.

McClendon's driver training and safety program

     We mandate a stringent driver training and safety program to ensure our drivers are well-trained, carefully screened and commercial drivers' license qualified. Our program has included pre-employment and periodic drug testing since 1987.

McClendon focuses on customer service

         McClendon Trucking organized customer service teams that are assigned geographically and connect the Sales Force and Operations Division directly to the customer. The customer service teams offer our customers the following:

         o Customer service 24-hours a day, 7 days a week through toll-free WATS, with the flexibility and authority to provide immediate response.

         o Access to on-line dispatch and satellite tracking systems centralized into McClendon Trucking's mainframe information system, to give the customer instantaneous responses to questions on virtually any aspect of their shipment.

         o Modern equipment that is well maintained and backed by a preventative maintenance program.

Our Growth Strategy

         Our current strategy is to capitalize on the trends toward core carrier consolidation, private fleet conversions, dedicated fleets and just-in-time (time definite) supply-chain inventory management. Core carrier consolidation is a result of shippers attempting to lower costs by reducing the number of carriers used. Private fleet conversions are taking place due to the number of smaller carriers that cannot compete on a long-term basis with the larger carriers. The dedicated trend occurred due to shippers choosing to use an outside provider for trucking service needed on demand. The trend most directly affecting McClendon Trucking is just-in-time inventory management. An increasing number of companies are having inventory arrive just in time in an effort to lower warehousing costs. Increasing the owner-operator segment of our fleet, coupled with the strategic acquisition of contract carriers will allow McClendon Trucking to leverage its 98% on time performance and service reputation in penetration of this growth segment of the market.

         Our strategy is to identify and acquire mid-size trucking companies, primarily with annual revenues between $10 million and $100 million, that possess strong market positions, sound management and a commitment to a high level of service and quality. We have no assurance that we will be able to identify appropriate candidates or that such candidates will be available on terms acceptable to us. In the alternative, even if we do locate suitable candidates, we may not have the capital to finance the acquisition on terms agreeable to us, if at all.

CONCERNS AND CONSIDERATIONS ASSOCIATED WITH OUR BUSINESS

McClendon Trucking is dependent on fuel availability

         Motor carrier service is dependent upon the availability of diesel fuel. Historically, our fuel expenses have been at or below industry norms. McClendon Trucking continually monitors fuel usage, miles per gallon, cost per mile and cost per gallon. We have not experienced any difficulty in maintaining fuel supplies sufficient to support our operations. Shortages of fuel and rationing of petroleum products could have a material adverse effect on our operations and profitability. We are protected by a fuel surcharge clause in our contract, and in the event of increases in fuel prices or fuel tax rates, we pass these increases on to our customers.

Competition in the trucking industry

         The trucking industry is highly competitive and fragmented. McClendon Trucking competes primarily with other dry-load contract carriers, internal shipping conducted by existing and potential customers and, to a lesser extent, railroads. Deregulation of the trucking industry during the 1980's created an influx of new truckload carriers which, along with certain other factors, continues to create substantial downward pressure on the industry's rate structure. Competition for the freight transported is based primarily on service and efficiency and, to a lesser degree, on freight rates. Our revenues and operating results will be adversely affected if we fail to compete successfully

Our business is subject to governmental regulation

         The trucking industry is subject to regulatory oversight and legislative changes that can affect the economics of the industry by requiring certain operating practices or influencing the demand for, and the costs of providing services to shippers. The Intermodal Surface Transportation Board
(ISTB) and various state agencies have broad powers, generally governing such matters as authority to engage in motor carrier operations, rates and charges, accounting systems, certain mergers, consolidations and acquisitions and periodic financial reporting.

         The Federal Motor Carrier Act of 1980 commenced a program to increase competition among motor carriers and to diminish the level of regulation in the industry. Following this deregulation, applicants have more easily been able to obtain operating authority, and interstate motor carriers such as McClendon Trucking have been able to implement certain rate changes without federal approval.

         We are, and will continue to be, subject to intense competition in our targeted markets. Significant competitive factors which will affect future sales in the marketplace include regulatory approvals, performance and pricing.

         We are required to adhere to a wide variety of other regulations governing the operation of our business. Noncompliance with local, state or federal requirements can result in serious penalties that could harm our business. Although we believe that our operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect our business.

OUR EMPLOYEES

         We currently have 247 full-time employees. The personnel is distributed as follows: officers - 6; managers - 9; clerical - 75; salesmen - 3; mechanics - 31; drivers -123.

ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") that requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

ITEM 2.  Management's Discussion and Analysis or Plan of Operation.

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes appearing subsequently in Part F/S. This discussion contains forward-looking statements based upon current expectations that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should be aware that our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements and could have an adverse effect on our business, results of operations and financial conditions.

         The Company cautions readers that any such forward-looking statements made by or on behalf of the Company are based on management's current expectations and beliefs, but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements.

         The following financial analysis reflects the operations of Glenn McClendon Trucking Company Inc. since prior to the reverse merger RDA was a shell structure and had no assets or liabilities.

RESULTS OF OPERATIONS

         Total revenues for year ended December 31, 1999 compared to year ended December 31, 1998

         Total revenues decreased from $61,748,800 in 1998 to $48,448,406 in 1999. This decrease in revenues resulted primarily from the shrinking of the operating territory from all 48 contiguous states at the beginning of 1998 to approximately 26 states in the Midwest, East and Southeast at the end of 1999. This resulting change reduced the total fleet size, customer base and resulting revenues. This decrease was made to help increase the fleet utilization in the Company's more profitable traffic lanes.

         Cost of Sales (operating expenses) decreased from $62,827,975 in 1998 to $48,547,127 in 1999, a decrease of $14,280,848. This decrease resulted from the reduced operating territories and the resulting increase in total fleet utilization

         Salaries, Wages and Benefit Expenses decreased from $19,581,373 in 1998 to $13,159,108 in 1999, a decrease of $6,422,265. This decrease was primarily due to two factors. The main factor is the previously mentioned decrease in fleet size. This resulted in a decrease in both the number of company drivers and support personnel. The second factor is the continued shifting from company drivers who are employees to lease drivers who are not employees; therefore, their compensation is not reflected as salaries.

         Operations and Maintenance Expense decreased from $12,052,533 in 1998 to $8,024,183 in 1999, a decrease of $4,028,350. This decrease is a result of the decreased number of tractors in the fleet. This decrease in the fleet caused a reduction in fuel expense, repairs and maintenance expense, and recruiting expense. These expenses represent the majority of the variable expenses and are directly linked to the number of tractors in service.

         Taxes and License Expenses decreased from $1,360,007 in 1998 to $885,851 in 1999, a decrease of $474,156. This item is composed mainly of state and federal fuel taxes as well as the tag expense for the tractors. This decrease is a direct result of the decrease in the number of tractors.

         Insurance and Claims Expense decreased from $3,773,905 in 1998 to $2,537,758 in 1999, a decrease of $1,236,147. This decrease is primarily due to a reduction in actual losses. The Company is self- insured for the first $100,000 on all liability and cargo claims. More stringent hiring practices instituted in 1997 as well as other safety policy changes implemented in the past several years combined to dramatically decrease the actual number and severity of accidents and losses in the current year.

         Communications and Utilities Expense decreased from $884,696 in 1998 to $623,083 in 1999, a decrease of $261,613. Approximately $132,000 of this decrease is related to decreased satellite tracking costs on the tractors. This decrease in costs resulted from the decrease in the number of tractors. The remaining decrease resulted from the overall decrease in the cost of long distance service.

         Depreciation Expense decreased from $5,357,246 in 1998 to $3,535,824 in 1999, a decrease of $1,821,422. This decrease is primarily due to the decrease in Company owned tractors from 455 units at the beginning of 1998 to 178 units at the end of 1999 combined with an approximate decrease of 330 Company owned trailers over the same time period.

         Rent and Purchased Transportation Expense increased from $19,474,901 in 1998 to $20,465,177 in 1999, an increase of $990,276. The largest component of this category is the expense for leased drivers. These drivers are not employees of the Company and own their own tractors and pay their own maintenance and fuel bills. The number of leased drivers increased from 157 at the beginning of 1998 to 201 at the end of 1999.

         During 1999 the Company had a $683,857 gain on the disposal of assets. This resulted from the sale of over 60 tractors and over 250 trailers during 1999.

         Interest Expense decreased from $2,660,403 in 1998 to $1,786,011 in 1999, a decrease of $874,392. This decrease was accomplished through the decrease in the outstanding loan balance with Navistar on equipment from $17,243,699 at the beginning of 1998 to $13,861,824 at December 31, 1998 to
$8,927,960 at December 31, 1999. This reduction was achieved through the sale of equipment and the retirement of the related debt. The majority of the equipment was sold for a price that was at or near the debt balance owed on it.

         During 1999 the Company was able to book a settlement with its former liability insurance carrier, Carolina Casualty. This one-time settlement allowed the Company to write off non-cash insurance liability reserves and accounts payable balances resulting in an extraordinary gain of $1,106,951.

         Net cash decreased from $512,298 at December 31, 1998 to $20,290 at December 31, 1999, a decrease of $492,008. Working Capital was at a deficit of $16,818,412 at December 31, 1998 as compared to a deficit of $7,798,394 at December 31, 1999, a decrease in deficit of $9,020,018. The Company's source of funding operations included an operating line of credit through Systran Financial Services Corporation secured by the Company's accounts receivable as well as loans through Columbus Bank and trust Company secured by various other assets.

         Earnings per share in 1999 were ($.33) before extraordinary gain and ($.11) per share after extraordinary gain.

         The Company currently believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources. To finance its growth plan, the Company is considering a number of alternatives, including additional equity financing. There can be no assurance that any such transactions will be available at terms acceptable to the Company or that the Company will have sufficient working capital to fund its growth plan.

Our operations were not affected by Year 2000 compliance issues

         To date, we have not been affected by Year 2000 compliance problems. We conducted a comprehensive Year 2000 initiative with respect to our internal business-critical systems. This initiative encompassed information technology systems and applications, as well as non-information technology systems and equipment with embedded technology, such as fax machines and telephone systems. None of these systems were affected by the passage into the Year 2000. Nonetheless, we have no assurance that we will not experience isolated system failures as a result of customer or other third party technical problems. If so, our business could be harmed and we could suffer disruptions in our ability to schedule or receive payment for our services.

ITEM 3.  Description of Property.

         The corporate offices for McClendon Trucking are located at 121 South Lafayette Street, Lafayette, AL 36362. The telephone number is (334) 864-9311. The offices are leased for a five-year term from January 1, 2000 through December 31, 2005 at a monthly rental of $11,000. (See "Certain Relationship and Related Transactions")

         Our operations center, located at 810 South LaFayette Street, LaFayette, Alabama, is our main maintenance terminal and training facility. The property is collateral for a $480,000 note to be paid in installments and maturing on October 1, 2004.

         We own two additional maintenance facilities at 1516 Alduc Court, Montgomery, Alabama and 33 Market Street, Charleston, Tennessee. These facilities are pledged to Navistar Financial Corporation as collateral security for a loan.

         Our  properties  at  the  following   locations  are  for  sale.  These
properties were pledged as security for lines of credit, and upon sale, the net proceeds after expenses will be utilized to satisfy the credit lines:

        1.  U.S. #17 and A1A (S.R. #200), Yulee, Florida
        2.  Lawrence Country Road #48 (Route 1, Box 165-A), Courtland, Alabama
        3.  Northern By-pass, Montgomery, Alabama
        4.  Albany, Georgia (under sale)
        5.  Georgia Highway No. 194, Durand, Georgia
        6.  Findowrie Street (Route 3, Box 712), Eden, North Carolina
        7.  102 Anderson Drive, US Highway 76 By-pass, Laurens, South Carolina

These parcels were operated as terminals for our trucks when alternate parking accommodations were not available. However, there is no need for such facilities at the present time.

ITEM 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth, as of March 31, 2000, certain information regarding beneficial ownership of the common stock by (i) those persons beneficially holding more than five percent of McClendon Transportation's common stock, (ii) McClendon Transportation's directors who beneficially own shares of the common stock, (iii) the officers named in the Compensation table below, and (iv) all of McClendon Transportation's directors and officers as a group.

Name and Address                   Amount  of Shares                  Percent
Of Beneficial Owner (1)           of Beneficial Owner                 of Class
-----------------------           -------------------                 --------

Hugh F. McClendon                      7,795,000                       39.9%

James W. McClendon                     7,795,000                       39.9%

H. Glenn Scarborough                     -0-                           -0-

All Officers and Directors
As a Group (3 persons)                15,590,000                       79.8%
--------------------
(1) For purposes of this table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

ITEM 5.  Directors, Executive Officers, Promoters and Control Persons.

         The McClendon Transportation directors and executive officers and their ages as of the date of this document are as follows:

 Name                     Age       Position
 ----                     ---       --------
Hugh F. McClendon         42        Chairman, Chief Executive Officer
James W. McClendon        40        President, Chief Operating Officer, Director
H. Glenn Scarborough      35        Vice President of Finance, Director

Biographical Information

Hugh F. McClendon --Hugh F. McClendon has been Chairman of the Board and Chief Executive Officer for the past 6 years. He formerly served as Executive Vice President. He began his career with McClendon Trucking in 1979. Mr. McClendon has served on the Board of Directors of the Alabama Trucking Association and the Truckload Carriers Conference of the American Trucking Association. Mr. McClendon received his B.A. from Auburn University in 1979.

James W. McClendon --James W. McClendon has been President and Chief Operating Officer since 1995 and Vice Chairman of the Board since 1993. He has been with McClendon Trucking since 1980. He formerly served as Secretary-Treasurer and Vice President of Administration from 1983-1988. Mr. McClendon received his B.A. from Auburn University in 1980.

H. Glenn Scarborough --Mr. Scarborough has been Vice President of Finance since 1998. Mr. Scarborough is a CPA who began his career in public accounting. He also worked in the hospitality, manufacturing and telecommunications industries before joining McClendon in December, 1998. Mr. Scarborough received his B.A. from the University of Georgia in 1986.

ITEM 6.  Executive Compensation.

         Compensation for the officers and directors of the Company is presented below. There are no other benefits or compensation provided.

Aggregated Option Exercises in last Fiscal year and Fiscal year-end Option Value

         The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan (ESOP). The Company intends to incorporate one after a public offering.

         The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated, to the President and others who received total annual salary and bonus in excess of $100,000.


                                                                       Long Term Compensation
                                            -----------------------------------------------------------------------
                      Annual compensation                      Awards                                Payouts
                      -------------------   ------------------------------------------------   --------------------
(a)                      (b)      (c)        (d)       (e)               (f)          (g)        (h)        (i)
                                                     Other
Name and                                             Annual           Restricted               All Other
Principal                                            Compen             Stock        Options     LTIP      Compen-
Position                 Year   Salary      Bonus    sation($)         Awards($)       SARs     Payouts($) sation($)
--------------------------------------------------------------------------------------------------------------------
Hugh F. McClendon
Chairman, CEO            1999   $403,266     N/A---------------------------------------------------------------------

James W. McClendon
President, COO           1999    144,373     N/A---------------------------------------------------------------------

H. Glenn Scarborough
Vice President-Finance   1999    102,680     N/A---------------------------------------------------------------------

ITEM 7.  Certain Relationships and Related Transactions.

         The Company's offices located at 121 South LaFayette Street, LaFayette, Alabama 36862 are leased pursuant to an agreement with McClendon Enterprises. McClendon Enterprises is an Alabama partnership owned by James and Hugh McClendon. The rent of $11,000 per month is consistent with market rates for similar properties in the area.

ITEM 8.  Description of Securities.

COMMON STOCK

         The Company has 100,000,000 shares of Common Stock, par value $.001 authorized. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

         The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

         The Company's transfer agent is Manhattan Transfer Registrar Co., 58 Dorchester Road, Lake Ronkonkoma, New York.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

         There has been no established public trading market for the Company's securities since its inception on February 26, 1996. However, the Company's securities are traded on the national Quotation Bureau pink sheets with no bid and no offer. The Company's trading symbol is MCLG. As of April 30, 2000 there were 19,548,000 shares outstanding, and the Company has 27 shareholders of record. No dividends have been paid to date, and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  Legal Proceedings.

         The following matters represent contingent liabilities which might exceed $25,000:

         1. Navistar Financial Corporation vs. Glenn McClendon Trucking Company, Inc., et al. This action is in the Circuit Court for Montgomery County, Alabama. It has been on the administrative docket since August, 1998, subject to terms of a forbearance and settlement agreement between the parties.

         2. State of Alabama Department of Revenue vs.Glenn McClendon Trucking Co., Inc., is a 1999 administrative proceeding assessing approximately $54,000 in state use taxes is pending departmental conference(s).

         3. McClendon operates a self-insured workers' compensation program under the supervision of the Alabama Department of Industrial Relations. Open claims include 18 cases in the Circuit Courts of Chambers and Montgomery counties in Alabama and 2 litigated cases in Georgia. This matter is ongoing and standard within the industry. The Company believes that its maximum liability on the aggregate 20 pending claims is $700,000.

         4.       Under  our  current  Liberty  Mutual  insurance  coverage  for
                  vehicle   liability   claims,  we  continue  a  self-insurance
                  retention level of $100,000 per incident.

         McClendon Transportation is not presently a party to any other material litigation, nor is any such litigation threatened to our knowledge.

ITEM 3.  Changes in and Disagreements with Accountants.

         We have had no changes in or disagreements with accountants on accounting or financial disclosure matters.

ITEM 4.  Recent Sales of Unregistered Securities.

         The following unregistered securities of the Company have been issued in the past three years.

         1. On November 11, 1999, the Company issued 95,000 restricted shares to each of four affiliates for an aggregate of 380,000 shares. Said shares were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act of a933, as amended (the "Act").

         2. On March 27, 2000, the Company issued 17,000 restricted shares to a non-affiliate in consideration of $4.00 per share. Said shares were issued pursuant to an exemption from registration under Section 4(2) of the Act.

         3. On March 27, 2000, the Company issued 11,000,000 shares to two affiliates pursuant to an exemption from registration under
                  Section 4(2) of the Act.

         4. On April 6, 2000, the Company issued 31,000 restricted shares to three non-affiliates in consideration of $5.00 per shares. Said shares were issued pursuant to an exemption from registration pursuant to Section 4(2) of the Act.

         5. On April 6, 2000 the Company issued 3,400,000 restricted shares to a non-affiliate as collateral security for a loan in the principal amount of $3,250,000. Said shares were issued pursuant to an exemption from registration under Section 4(2) of the Act.

ITEM 5.  Indemnification of Directors and Officers.

The Bylaws of the Company provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits or proceedings where the officer or director acted in good faith an in the manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of his duties.

                                    PART F/S

The Financial Statements of McClendon Transportation Group, Inc., required by Regulation S-B commence on page F-1 hereof and are incorporated herein by reference.

                                    PART III

ITEM 1 & 2.       Index to Exhibits and Description of Exhibits.

3.1.     Articles of Incorporation.
3.2.     By-Laws.
10.1     Lease for 121 South Lafayette Street
10.2     Form of Equipment and Service Agreement with contract drivers
10.3     Renewal Term Note with Columbus Bank & Trust Company
 .

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       MCCLENDON TRANSPORTATION GROUP, INC.

Date: April 30, 2000                   By: /s/ James W. McClendon
                                           ------------------------------
                                           James W. McClendon, President




                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                                 BALANCE SHEETS
                             MARCH 31, 2000 AND 1999

                                                                INTERNAL      INTERNAL
                                                                  2000          1999
                                                              -----------   -----------
                    ASSETS
CURRENT ASSETS
  Cash and cash equivalents ................................  $   663,255   $  577,659
  Restricted investments ...................................    1,125,000      100,213
  Accounts receivable
    Trade ..................................................    3,935,912    4,623,412
    Other ..................................................      164,480      415,274
  Inventories ..............................................      199,552      248,993
  Prepaid expenses                                              1,860,650    3,090,474
                                                              -----------  -----------
          Total current assets .............................    7,948,849    9,056,025

FIXED ASSETS (net of accumulated
  depreciation and amortization) ...........................    8,665,709   12,346,862

OTHER ASSETS                                                      293,151      456,234
                                                              -----------  -----------
          Total assets .....................................  $16,907,709  $21,859,121

     LIABILITIES AND STOCKHOLDERS' EQUITY

                 LIABILITIES

CURRENT LIABILITIES
  Bank overdraft ...........................................  $ 1,839,612  $   475,930
  Short-term borrowings ....................................    6,783,607    5,333,000
  Current maturities of long-term debt .....................    3,766,888    4,756,809
  Accounts payable .........................................    1,956,209    2,645,322
  Accrued taxes other than income ..........................      190,119      174,689
  Other accrued expenses ...................................    2,268,631    3,491,392
  Estimated income taxes payable                                 (155,375)    (260,074)
                                                              -----------  -----------
          Total current liabilities ........................   16,649,691   16,617,068

LONG-TERM DEBT (less current maturities) ...................    8,193,345   10,946,775

DEFERRED INCOME TAXES ......................................    2,824,390    3,066,918
                                                               ----------- -----------
          Total liabilities ................................    27,667,426  30,630,761
                                                               ----------- -----------
             STOCKHOLDERS' EQUITY

COMMON STOCK ...............................................       10,000       10,000
PAID-IN CAPITAL ............................................      144,883       94,883
RETAINED EARNINGS ..........................................  (10,914,600)  (8,876,523)
                                                               ----------- -----------
          Total stockholders' equity .......................  (10,759,717)  (8,771,640)

          Total liabilities and stockholders' equity ....... $ 16,907,709  $21,859,121
                                                               ==========  ===========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                         STATEMENTS OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 2000 AND 1999



                                                  INTERNAL          INTERNAL
                                                    2000             1999
                                              ---------------    -------------
Balance, January 1 ........................   $   (10,033,314)   $  (9,256,772)

  Net income (loss)........................          (881,286)         454,982

  Dividends declared ......................                 -          (74,733)
                                              ---------------    -------------
Balance, March 31 .........................   $   (10,914,600)   $  (8,876,523)
                                              ===============    =============




                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                              STATEMENTS OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 2000 AND 1999



                                                                    INTERNAL     INTERNAL
                                                                      2000         1999
                                                                  -----------   -----------
OPERATING REVENUES
  Freight revenues .............................................  $10,026,085   $12,543,336
  Other revenues ...............................................       53,137        25,782
                                                                  -----------   -----------
          Total revenues .......................................   10,079,222    12,569,118
                                                                  -----------   -----------
OPERATING EXPENSES
  Salaries, wages and benefits .................................    2,698,838     3,884,616
  Operations and maintenance ...................................    1,917,164     2,209,002
  Taxes and licenses ...........................................      175,953       242,583
  Insurance and claims .........................................      588,956       861,928
  Communications and utilities .................................      136,730       176,030
  Depreciation and amortization ................................      538,895       990,000
  Rent and purchased transportation ............................    4,627,761     4,513,821
  (Gain) loss on sale of fixed assets and other ................            0      (199,795)
                                                                  -----------   -----------
          Total operating expenses .............................   10,684,297    12,678,185
                                                                  -----------   -----------
          Operating income (loss) ..............................     (605,075)     (109,067)
                                                                  -----------   -----------
OTHER INCOME (EXPENSE)
  Interest income ..............................................       79,536        34,701
  Interest expense .............................................     (331,382)     (563,807)
  Miscellaneous expense ........................................      (24,365)      (13,796)
                                                                  -----------   -----------
          Total other income (expense) .........................     (276,211)     (542,902)
                                                                  -----------   -----------
          Loss before provision for income tax expense
            (benefit) and extraordinary item ...................     (881,286)     (651,969)

EXTRAORDINARY ITEM (Insurance settlement with Carolina Casualty)            0     1,106,951

PROVISION FOR INCOME TAX EXPENSE
  (BENEFIT) ....................................................            -             -
                                                                  -----------   -----------
          Net income (loss) ....................................  $  (881,286)  $   454,982
                                                                  ===========   ===========




                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                            STATEMENTS OF CASH FLOWS
                 FOR THE QUARTER ENDED MARCH 31, 2000 AND 1999


                                                                  INTERNAL      INTERNAL
                                                                    2000          1999
                                                                -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) .................................................    $(881,286)   $  454,892
                                                                  ---------    ----------
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
      Depreciation and amortization ..........................      538,895       990,000
      Deferred income taxes ..................................        5,130       275,218
      (Gain) loss on sale of fixed assets ....................            0      (199,795)
      Changes in current assets and liabilities:
        Accounts receivable ..................................      327,509        89,913
        Inventories ..........................................       11,045        43,889
        Prepaid expenses .....................................    1,161,085        49,610
        Accounts payable .....................................      (77,770)      206,775
        Other current liabilities ............................     (363,010)     (682,687)
                                                                -----------   -----------
          Total adjustments ..................................    1,602,884       772,923
                                                                -----------   -----------

          Net cash provided by operating activities ..........      721,598     1,227,905
                                                                -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of fixed assets ................................       (5,867)     (976,215)
  Proceeds from sale of fixed assets .........................            0       619,000
  Other assets - net .........................................       31,723       (53,767)
                                                                -----------   -----------
          Net cash provided by investing activities ..........       25,856      (410,982)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank overdraft - net .......................................      909,005      (194,006)
  Restricted investments - net ...............................   (1,000,000)            0
  Short-term borrowings - net ................................      923,105      (193,904)
  Proceeds of long-term debt .................................            0     2,312,500
  Principal payments on long-term debt .......................     (936,599)   (2,601,419)
  Dividends paid .............................................            -       (74,733)
                                                                -----------   -----------
          Net cash used in financing activities ..............     (104,489)     (751,562)
                                                                -----------   -----------

          Net increase (decrease) in cash and cash equivalents      642,965        65,361

          Cash and cash equivalents, January 1 ...............       20,290       512,298
                                                                -----------   -----------
          Cash and cash equivalents, March 31 ................  $   663,255   $   577,659
                                                                ===========   ===========


                                TABLE OF CONTENTS


                                                                 Page
                                                                 ----
INDEPENDENT AUDITORS' REPORT ...........................           1

FINANCIAL STATEMENT

Balance Sheets .........................................           2

Statements of Retained Earnings ........................           3

Statements of Income ...................................           4

Statements of Cash Flows ...............................           5

Notes to Financial Statements ..........................           6 - 20

Robinson,                                        Members
Grimes &                                         - SEC and Private Companies
Company, P.C. Certified Public Accountants         Practice Sections of the
                                                   American Institute of C.P.A.s
                                                 - Georgia Society of C.P.A.s


Independent Auditors' Report

The Directors and Stockholders
Glenn McClendon Trucking Company, Inc.
LaFayette, Alabama

We have audited the accompanying balance sheets of Glenn McClendon Trucking Company, Inc. as of December 31, 1998 and 1997, and the related statements of retained earnings, income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glenn McClendon Trucking Company, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 17 to the financial statements, the Company has experienced significant operating losses and is currently in default on certain debt. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 17 and 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Robinson, Grimes & Company, P.C.
Certified Public Accountants

July 8, 1999
(except for Notes 10,16, 17
and 18 as to which the date
is May 8, 2000)



                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA

                                 BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1997
                          ---------------------------

                                                                  1998            1997
                                                                  -----           ----

                                     ASSETS

CURRENT ASSETS

  Cash and cash equivalents .............................   $    512,298    $    550,200
  Restricted investments ................................        100,213         575,213
  Accounts receivable
    Trade ...............................................      4,716,114       5,697,250
    Other ...............................................        412,485       1,209,223
  Inventories ...........................................        292,882         356,387
  Prepaid expenses ......................................      3,140,084           1,829
                                                            ------------    ------------
          Total current assets ..........................      9,174,076      10,217,576

FIXED ASSETS (net of accumulated
  depreciation) .........................................     12,779,860      20,376,016

OTHER ASSETS ............................................        402,459         470,547
                                                            ------------    ------------
          Total assets ..................................   $ 22,356,395    $ 31,064,139
                                                            ============    ============


                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                   LIABILITIES

CURRENT LIABILITIES
  Bank overdraft ........................................ $    669,936    $    867,812
  Short-term borrowings .................................    5,526,904       5,789,377
  Current maturities of Iong-term debt ..................   13,268,407       6,751,207
  Accounts payable ......................................    2,438,547       2,808,041
  Accrued taxes other than income .......................      168,270         181,616
  Other accrued expenses ................................    3,709,633       3,513,501
  Estimated income taxes payable ........................      210,791         126,086
                                                          ------------    ------------
          Total current liabilities .....................   25,992,488      20,037,640

LONG-TERM DEBT (less current maturities) ................    2,724,096      13,056,273

DEFERRED INCOME TAXES ...................................    2,791,700       3,675,271
                                                          ------------    ------------
          Total liabilities .............................   31,508,284      36,769,184
                                                          ------------    ------------


COMMON STOCK (par value $1, 35,000 shares authorized,
  10,000 shares issued and outstanding) .................       10,000          10,000
PAID-IN CAPITAL .........................................       94,883          94,883
ACCUMULATED DEFICIT .....................................   (9,256,772)     (5,809,928)
                                                          ------------    ------------
          Total stockholders' equity ....................   (9,151,889)     (5,705,045)
                                                          ------------    ------------

          Total liabilities and stockholders' equity .... $ 22,356,395    $ 31,064,139
                                                          ============    ============

See Notes to Financial Statements.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                         STATEMENTS OF RETAINED EARNINGS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ------------------------------------------------


                                1998                1997
                                ----                ----

Balance, January 1 .        $(5,809,928)        $   (1,590,285)

  Net loss .........         (3,131,753)            (3,856,069)

  Dividends declared           (315,091)              (363,574)
                            -----------         --------------

Balance, December 31        $(9,256,772)        $(5,809,928.00)
                            ===========         ==============




 See Notes to Financial Statements.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 -----------------------------------------------

                                                        1998           1997
                                                        ----           ----

OPERATING REVENUES
  Freight revenues .............................  $ 61,626,123    $ 65,773,452
  Other revenues ...............................       122,677         141,268
                                                  ------------    ------------
          Total revenues .......................    61,748,800      65,914,720
                                                  ------------    ------------

OPERATING EXPENSES
  Salaries, wages and benefits, ................    19,581,373      26,107,625
  Purchased transportation (owner-operators) ...    16,982,430       4,661,863
  Other rent expense ...........................     2,492,471       2,598,345
  Operations and maintenance ...................    12,052,533      18,371,443
  Taxes and licenses ...........................     1,360,007       1,617,737
  Insurance and claims .........................     3,773,905       4,189,017
  Communications and utilities .................       844,696       1,029,643
  Depreciation and amortization ................     5,357,246       7,509,843
  Loss on sale of fixed assets and other .......       383,314         318,034
                                                  ------------    ------------
          Total operating expenses .............    62,827,975      66,403,550
                                                  ------------    ------------

          Operating loss .......................    (1,079,175)       (488,830)
                                                  ------------    ------------

OTHER INCOME (EXPENSE)
  Interest income ..............................        85,337         158,791
  Interest expense .............................    (2,660,403)     (2,981,641)
  Miscellaneous expense ........................      (137,107)       (182,538)
                                                  ------------    ------------
          Total other income (expense) .........    (2,712,173)     (3,005,388)
                                                  ------------    ------------

          Loss before provision for income tax expense
            (benefit) ..........................    (3,791,348)     (3,494,218)

PROVISION FOR INCOME TAX EXPENSE
  (BENEFIT) ....................................      (659,595)        361,851
                                                  ------------    ------------

          Net loss .............................  $ (3,131,753)   $ (3,856,069)
                                                  ============    ============

 See Notes to Financial Statements.



                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

                                                              1998           1997
                                                              ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss ..........................................   $ (3,131,753)   $ (3,856,069)
                                                        ------------    ------------
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
      Depreciation and amortization .................      5,357,246       7,509,843
      Deferred income taxes .........................       (883,571)        235,765
      Loss on sale of fixed assets ..................        227,124         224,726
      Changes in current assets and liabilities:
         Accounts receivable ........................      1,777,874         856,113
         Inventories -- .............................         63,505          68,903
         Prepaid expenses ...........................     (1,310,781)       (885,309)
         Accounts payable ...........................       (369,494)       (726,759)
         Other current liabilities ..................        267,491         475,654
                                                        ------------    ------------
            Total adjustments .......................      5,129,394      (6,807,628)
                                                        ------------    ------------

            Net cash provided by operatin- activities      1,997,641       2,951,559

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of fixed assets .....................     (1,922,025)        (17,955)
    Proceeds from sale of fixed assets ..............      2,028,811       5,897,159
    Other assets - net ..............................         68,088         (68,846)
                                                        ------------    ------------
            Net cash provided by investing activities        174,874      (5,810,358)
                                                        ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Bank overdraft - net ............................       (197,876)         17,639
    Restricted investments - net ....................        475,000         649,247
    Short-term borrowings - net .....................       (262,473)        289,377
    Proceeds of long-term debt ......................      1,861,525               0
    Principal payments on long-ten-n debt ...........     (3,771,502)    (10,130,830)
    Dividends paid ..................................       (315,091)       (363,574)
                                                        ------------    ------------
            Net cash used in financing activities ...     (2,210,417)     (9,538,141)
                                                        ------------    ------------

            Net decrease in cash and cash equivalents        (37,902)       (776,224)

           Cash and cash equivalents, January 1 .....        550,200       1,326,424

            Cash and cash equivalents, December 31 ..   $    512,298    $    550,200
                                                        ============    ============


 See Notes to Financial Statements.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                ------------------------------------------------


 NOTE 1:        Nature of Operations

                The Company is a medium-haul, irregular route, truckload carrier
                of  general   commodities  which  transports  freight  primarily
                throughout the Southeastern and Eastern United States.

 NOTE 2:        Summary of Significant Accounting Policies

                Accounts Receivable - Trade - Trade receivable represent amounts due from various companies for shipment services. Bad debts are normally accounted for using the allowance method.

                Inventories - Inventories consist of fuel, tires, and repair parts and are valued at the lower of cost or market, with cost being determined by the first-in, first-out method.

                Fixed Assets and Related Depreciation and Amortization - Fixed assets are stated at cost and are depreciated on the straight-line method for financial reporting- purposes. For income tax reporting, the Company uses accelerated methods. The cost of revenue equipment includes items such as tires, air deflators, and communication equipment used in or on the tractors and trailers. Maintenance, repairs and minor renewals are expensed as incurred, while additions and major air deflectors, and communication equipment used in or renewals are capitalized. The useful lives presently employed for computing depreciation on principal classes of fixed assets for financial reporting purposes are:

                     Buildings and land improvements .............10 - 40 years
                     Revenue equipment:
                        Tractors .................................6 years
                        Trailers .................................8 years
                     Furniture and fixtures ......................5 - 10 years
                     Other fixed assets ..........................5 - 20 years


                Revenue equipment is depreciated to a 20% salvage value for trailers and a 15% salvage value for tractors.

                Revenue Recognition - Revenue is recognized when the shipment is completed and bills of lading received.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31,1998 AND 1997
                -----------------------------------------------


 NOTE 2:        Summary of Significant Accounting Policies (Continued)


                Income Taxes - Deferred income taxes are provided for differences in the timing of reporting income for financial statement and tax purposes, and result primarily from differences in depreciation methods.

                Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased Aith a maturity of three months or less to be cash equivalents.

                Reclassifications   -  Certain  items  in  the  1997   financial
                statements have been reclassified in order to be in conformity with the 1998 statement presentation.

                Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during, the reporting period. Actual results could differ from those estimates.

 NOTE 3:        Accounts Receivable

                Trade accounts receivable are summarized as follows:

                                                          1998           1997
                                                        ---------     ---------
                Trade accounts receivable ............. 4,828,995     5,810,131
                Allowance for doubtful accounts .......  (112,881)     (112,881)
                                                        ---------     ---------

                Total accounts receivable - trade      $4,716,114    $5,697,250
                                                       ==========    ==========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

 NOTE 3:        Accounts Receivable (Continued)

                Accounts receivable other than trade are summarized as follows:

                                                             1998           1997
                                                       ----------     ----------
Officers and employees (Note 13) .................     $  210,668     $  643,624
Insurance premium refunds ........................         64,325        285,697
Miscellaneous ....................................        137,492        279,902
                                                       ----------     ----------

            Total accounts receivable - other ....     $  412,485     $1,209,223
                                                       ==========     ==========


 NOTE 4:        Inventories

                Major classifications of inventories are summarized as follows:

                                                      1998                 1997
                                                       --------         --------
Tires ........................................         $ 66,965         $ 79,650
Parts and supplies ...........................          211,872          257,250
Terminal fuel ................................           14,045           19,487
                                                       --------         --------

            Total inventories ................         $292,882         $356,387
                                                       ========         ========

 NOTE 5:        Prepaid Expenses

                Prepaid expenses are summarized as follows:

                                                        1998             1997
                                                     ----------       ----------
Insurance, including deposits ................       $2,437,342       $1,403,214
Taxes, licenses and permits ..................          532,845          395,138
Other ........................................          169,897           30,951

            Total prepaid expenses ...........       $3,140,084       $1,829,303
                                                     ==========       ==========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------



 NOTE 6:        Fixed Assets and Related Depreciation

                Major classes of fixed assets and accumulated depreciation are summarized as follows:

                                                         1998              1997
                                                 ------------      ------------
Land .......................................     $    338,944      $    513,943
Buildings and land improvements ............        1,696,967         1,696,967
Revenue equipment ..........................       31,821,424        45,635,512
Furniture, fixtures and other ..............        3,389,061         3,481,210
                                                 ------------      ------------
                                                   37,246,396        51,327,632
Accumulated depreciation ...................      (24,466,536)      (30,951,616)
                                                 ------------      ------------

                Fixed assets - net .........     $ 12,779,860      $ 20,376,016
                                                 ============      ============

 NOTE 7:        Other Assets

                Other assets are comprised of the following:

                                                              1998          1997
                                                          --------      --------
Notes receivable (less current portion):

  Former stockholder, payable quarterly,
     interest at 10% ...............................      $ 56,046      $ 96,158
  McClendon Enterprises, payable monthly,
     interest at 7.5% (See Note 13) ................        76,795       104,506
  Other notes receivable, real estate as
     collateral, payable monthly, interest
     at 9% .........................................       124,994       136,002
                                                          --------      --------
              Total notes receivable ...............       257,835       336,666

Other assets .......................................       144,624       133,881
                                                          --------      --------

             Total other assets ....................      $402,459      $470,547
                                                          ========      ========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 8:        Short-Term Borrowings

                Short-term borrowings consists of the following:


                                                                       1998           1997
                                                                    ----------     ----------
 $5,500,000 line  of  credit  from  Columbus  Bank &
     Trust Company, accounts receivable and stock-
     holder endorsement as collateral, interest at
    prime plus 1 1/2% .......................................       $4,373,368     $5,000,000

 Demand note from Compass Bank-, equipment as
     collateral, interest at prime plus I% ..................          637,036        789,377

 Short-term note from Columbus Bank- & Trust
     Company, real estate and stockholder guarantees
     as collateral, interest at prime plus 3% ...............          480,000              0

Other .......................................................           36,500              0
                                                                   ------------

                                                                   $ 5,526,904    $ 5,789,377
                                                                   ============   ===========


 NOTE 9:        Other Accrued Expenses

                Other accrued expenses are summarized as follows:

                                                           1998         1997
                                                     ----------   ----------

Accrued self-insured liability claims (See below)    $1,795,560   $1,350,093
Accrued workers' compensation (Note 16) ..........    1,416,543    1,486,985
Accrued salaries .................................      244,207      495,475
Accrued leasemen expenses ........................      241,727      165,248
Other accrued expenses ...........................       11,596       15,700
                                                     ----------   ----------

               Total other accrued expenses ......    3,709,633    3,513,501
                                                     ==========   ==========

                During 1998, the Company negotiated with its previous liability insurance carrier for forgiveness of $1,106,950 of outstanding claims under its old policy. The forgiveness was accepted, subject to certain contingencies which were not resolved at December 31, 1998. Accordingly, it is anticipated that this debt forgiveness income will be recognized in 1999.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

 NOTE 10:       Long-Term Debt

                Long-term debt consists of the following:

                                                                                     1998                        1997
                                                                         --------------------------   -------------------------
                                                                                 Maturities                   Maturities
                                                                         --------------------------   -------------------------
                                                                            Current      Long Term      Current      Long Term
                                                                         -----------    -----------   -----------   -----------
Note payable - equipment: Navistar
  Financial Corporation.  See below ..................................   $12,277,748    $        0    $        0    $        0
Note payable - equipment: Navistar
   Financial  Corporation,  monthly  payments total $9,205 as of
   December 31, 1998, including interest at 9.50%, final
   payment due December, 2002 ........................................       517,676     1,233,173             0             0
Note payable - equipment: Navistar
   Financial Corporation,  monthly payments total $595,557 as of
   December 31, 1997,  including  interest  at 9.30% to 9.50%,
   final payments due during 2001 ....................................             0             0     6,057,611    10,864,767
Note  payable equipment:   Navistar  Financial  Corporation,
   monthly  payments  total  $28,093 as of  December 31, 1997,
   including interest at 9.30%, final payment due November, 1999 .....             0             0       294,622       295,127
Notes payable - equipment:
   Associates  Commercial  Corporation,  monthly  payments total
   $42,118   as of  December  3 1, 1998,  including  interest  at
   9.25%, final payment due April, 2001 ..............................       467,757       628,676       394,179       986,070
Other notes ..........................................................         5,226           840         4,795         6,066
Accrued workers' compensation
  (Note 16) ..........................................................             0       861,407             0       904,243
                                                                         -----------   -----------   -----------   -----------

                   Total notes payable ...............................   $13,268,407   $ 2,724,096   $ 6,751,207   $13,056,273
                                                                         ===========   ===========   ===========   ===========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 10:       Long-Term Debt

                During 1998, the Company restructured certain of its debt obligations with Navistar Financial Corporation. Terms of the restructuring allowed for cancellation of $3,131,348 of the debt in exchange for accelerated payments and additional collateral for the remaining obligations. The adjusted loan balance, after the planned cancellation, was $11,583,000 as of August 1998. The terms required that a certain amount be repaid by February 28, 1999, at which time the above amount would be canceled. While the Company reduced its fleet and has paid down on the debt significantly, the total had not been retired by that date. Accordingly all applicable amounts have been reflected as current maturities above, since, according to the agreement, Navistar could elect to reinstate the total debt. However, Navistar formally agreed to an extension and the Company is presently making additional payments in an effort to comply with the terms of the agreement. As of April 30, 2000 the outstanding balance of the loan in question was $2,316,027. The $3,131,848 will be recognized as debt forgiveness income at such time as the parties agree that the terms of the agreement have been satisfied. Accordingly, the $12,277,748 balance at December 31, 1998 has not yet been reduced by the anticipated forgiveness amount.

                Notes payable - equipment are collateralized by substantially all revenue equipment with a total book value of $10,940,920. Personal endorsements by the Company's principal stockholders are also used as collateral on certain notes.

                In summary, the Company had the following long-term debt at December 31:

                                        1998          1997
                                    -----------   -----------

Navistar Financial Corporation ..   $14,028,597   $17,512,127
Associates Commercial Corporation     1,096,433     1,380,249
Other ...........................       864,473       915,104
                                    -----------   -----------


           Totals ...............   $15,992,503   $19,807,480
                                    ===========   ===========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 10:       Long-Term Debt

                Aggregate   maturities   under  these   arrangements  for  years
                subsequent to December 31, 1998 are as follows:

                1999 ......................               $13,268,407
                2000 ...................... $ 1,707,871
                2001 ......................     578,577
                2002 ......................     437,648     2,724,096
                                            -----------   -----------

                         Total ............               $15,992,503
                                                          ===========


 NOTE 11:       Operating Leases

                The Company has acquired trailers through operating leases with various leasing companies with an option to purchase the equipment at its fair market value at the end of the lease. The leases are for periods of 6 - 7 years; however, after 3 years the lease may be canceled by the Company upon meeting, specified conditions in the contract. Under a terminal rental adjustment clause, the Company guarantees a 20% residual value.

                The Company also leases certain real estate properties from McClendon Enterprises (a related party). See Note 13. Below is a schedule of future minimum payments under the above operating leases:

                                                         MCCLENDON       TOTAL
                                             TRAILER   ENTERPRISES   OPERATING
                                             LEASES       LEASES       LEASES
                                           ---------   -----------   ----------

                 Amounts due during:

                       1999               $1,082,053   $  229,500   $1,311,553
                       2000                  820,776      229,500    1,050,276
                       2001                  760,357      229,500      989,857
                       2002                   48,627      229,500      278,127
                       2003                        0      229,500      229,500
                                          ----------   ----------   ----------

Total five year payments                  $2,711,813   $1,147,500   $3,859,313
                                          ==========   ==========   ==========

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 11:       Operating Leases (Continued)

                During 1997, the Company started a program whereby the Company leases tractors with qualified drivers from independent operators, ("owner-operators"). Owner-operator expense amounted to $16,982,430 and $4,661,863 for 1998 and 1997, respectively and is reflected on the Statements of Income as Purchased Transportation.

                Other rent expense is summarized as follows:

                                  1998          1997
                               ----------   ----------

Trailer leases .............   $1,351,372   $1,461,380
McClendon Enterprises leases      229,500      229,500
Spotting service ...........      541,435      627,608
Other rents ................      370,164      279,857
                               ----------   ----------

               Total .......   $2,492,471   $2,598,345
                               ==========   ==========



 Note 12:       Income Taxes

                The Company's net carrying basis of long-term assets exceeded its tax basis for such assets by approximately $9,427,000 at December 31, 1998. See Note 2.

                Deferred income tax provisions have been made net of available investment tax credits and net operating losses available for tax purposes. As of December 31, 1997, the Company had available unused investment tax credits and net operating losses of $581,266 and $1,136,167, respectively, for federal tax Purposes. As of December 31, 1998 the Company had available unused investment tax credits of $165,900. All of the net operating losses were used during 1998.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

 Note 12:       Income Taxes (Continued)

                Net deferred tax liabilities in the accompanying balance sheets include the following components:

                                                                    1998           1997
                                                             -----------    -----------
     Deferred tax liabilities arising from:
        Temporary differences - principally depreciation
        of fixed assets ..................................   $ 2,957,600    $ 4,641,500

     Deferred tax assets arising from:
        Net operating loss carry forwards ................             0    $  (346,434)
        Investment tax credits ...........................      (165,900)      (581,266)
                                                             -----------    -----------
        Alternative minimum tax credits ..................             0         38,529

              Net deferred income tax liability ..........   $ 2,791,700    $ 3,675,271
                                                             ===========    ===========

Provision for income tax expense (benefit) is summarized as follows:

                                                                    1998           1997
                                                             -----------    -----------
     Current tax expense:
       Federal ...........................................   $104,758.00              0
       State .............................................       119,218        110,251
     Deferred tax expense (benefit) ......................      (833,571)       251,600
                                                             -----------    -----------

      Net provision for income tax expense

                 (benefit) ...............................   $  (659,595)   $   361,851
                                                             ===========    ===========


                The income tax (benefits) differs from the income tax (benefit) that would result from applying statutory rates to pretax income. This is due primarily to the payment of per diems to drivers, which are only partly tax deductible.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------

 Note 12:       Income Taxes (Continued)

                Estimated income taxes payable are summarized as follows:

                                                  1998         1997
                                             ---------    ---------

Provision for income tax expense (benefit)   $(659,595)   $ 361,851
(Over) under provision ...................     (13,185)      15,835
Deferred tax provision ...................     883,571     (251,600)
                                             ---------    ---------

     Estimated income taxes payable ......   $ 210,791    $ 126,086
                                             =========    =========

 NOTE 13:       Related Party Transactions

                McClendon Enterprises

                The Company leases its present operating facility and other real estate from McClendon Enterprises, a partnership comprised of the two Company stockholders. For both financial statement and tax purposes, the leases have been classified as operating leases. Total rent expense on these leases was $229,500 for 1998 and 1997, respectively.

                The Company had $131,200  outstanding  at December 31, 1998 from
                McClendon   Enterprises   for  a  loan   made   for    building
                improvements. The noncurrent portion of this note has been included with other assets in the accompanying financial statements. (See Note 7)

                Other

                The Company's two stockholders are obligated to a previously redeemed stockholder on notes executed to acquire the previous stockholder's stock. The balance of these notes as of December 31, 1998 was $595,687 with quarterly principal and interest payments due through 2001. The Company has declared periodic dividends to the stockholders to assist in these payments.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 13:       Related Party Transactions (Continued)

                The Company also has various loans and other receivables from certain officers and stockholders, summarized as follows:

                                                  1998       1997
                                              --------   --------

Stockholder note receivable, interest at 5%   $173,000   $526,500
Other stockholder receivables .............     19,694     50,098
Other officer and employee receivables ....     17,974     67,026
                                              --------   --------

               Total ......................   $210,668   $643,624
                                              ========   ========

 NOTE 14:       Profit Sharing Plan

                The Company maintains a qualified defined contribution profit sharing plan with 401 (k) provisions covering substantially all employees with over one year of service.

                Contributions based on a percentage of compensation are determined annually by the board of directors The Company made a 401(K) contribution totaling $50,755 and $9,098 to the Plan for the years ending December 1, 1998 and 1997, respectively.

 NOTE 15:       Supplemental Disclosures of Cash Flow Information

                Cash paid during the year for:

                                      1998         1997
                             -------------   ----------

                Interest     $   2,660,403   $2,981,641

                Taxes        $           0   $  110,251


                Non-Cash Financing Activity - The Company refinanced parts of certain loans with Navistar Financial Corporation as disclosed in Note 10. As part of this refinancing, certain equipment with agreed values was turned in to Navistar as payment on the debt in the amount of $1,905,000.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


NOTE 16:          Contingencies

                  Self-Insurance Plans

                  The Company is partially self-insured with respect to various risk areas as follows:

                  Liability, Cargo and Physical Damage

                  For automobile liability, the Company is responsible for any claims less than $100,000 and for claims in excess of the $1,000,000 policy limit. The Company also has a $4,000,000 umbrella policy per occurrence.

                  For general liability, the Company is responsible for any claims less than $10,000 and for claims in excess of $ 1,000,000 per occurrence. The policy has a $2,000,000 annual aggregate limit. The Company also has a $4,000,000 annual aggregate umbrella policy.

                  For cargo damage, the Company is responsible for any claims less than $100,000 and for claims in excess of the $300,000 policy limit.

                  For physical damage to the revenue equipment, the Company is responsible for any claims less than $1,000.

                  Worker's Compensation

                  The Company is also self-insured with respect to worker's compensation. Claims in excess of $500,000 ($300,000 effective September 23, 1999) are covered by an insurance policy. The Company is responsible for any claims less than $500,000. Due to the uncertainty of estimated outstanding claims, such claims were accounted for on a cash basis prior to 1996. As a result of state requirements, an actuarial valuation was obtained in 1996 which estimated the expected future claims. Accordingly, the Company accrued, in 1996, the estimated present value of claims outstanding and those incurred but not reported. These values have subsequently been adjusted based on increases and decreases to estimated claims as computed by the Company's insurance carrier.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 16:         Contingencies (Continued)

                  Group Health

                  The Company has elected to self-insure for its group health insurance coverage. Blue Cross-Blue Shield acts as administrator for the plan whereby the Company is responsible for all health claims, not to exceed $50,000 annually, per insured individual. The claims are accounted for on a cash basis.

                  Credit Risks

                  The Company maintains cash balances at several financial institutions located in Alabama and Georgia. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998, the Company's uninsured cash balances total $ 327,972.

                  The Company  extends  credit across  different  industries and
                  geographic   areas  and  requires  no   collateral   from  its
                  customers.

 NOTE 17:         Going Concern

                  As shown in the accompanying financial statements, the Company has experienced significant operating losses and has deficits in working capital and net worth. As a result, the Company is in violation of various covenants of loan agreements with one creditor. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                  Management is working with its primary lenders to monitor the status of its indebtedness and is currently evaluating methods to reduce costs and improve results of operations. The Atlanta terminal facility was closed and sold during 1997 at a price of $2.9 million which is expected to reduce operating costs by approximately $1.5 million annually. During 1998, the Company has refinanced certain debt with Navistar Corporation (See
                  Note I0) and certain liabilities with its liability insurance carrier reflecting a total reduction of amounts due of approximately $4.2 million, although neither has yet been reported for financial statement purposes due to contingencies existing at December 31, 1998. In addition, certain equipment and other idle facilities have been sold and/or listed for disposition.

                     GLENN McCLENDON TRUCKING COMPANY, INC.
                               LAFAYETTE, ALABAMA
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


 NOTE 17:       Going Concern (Continued)

                Finally, subsequent to December 31, 1998 the Company has signed certain agreements to effect a reorganization plan and has refinanced certain other debt obligations. See Note 18.

                If the Company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be appropriate to preserve asset value. The financial statements do not include any adjustments, other than the current classification of certain long-term debt in default, that might result from the outcome of this uncertainty.

 NOTE 18:       Subsequent Events

                During June, 1999, the Company executed a consulting agreement to iniate a plan of reorganization. To date, the results of this plan, include:

                  A) Refinanciang certain portions of the line-of-credit agreement.

                  B) A reverse merger transaction with RDA Services, Inc. in November, 1999 whereby RDA Services, Inc. purchassed Glenn McClendon Trucking Company, Inc. through issuance of its stock. RDA Services, Inc. changed its name to McClendon Transportation Group, Inc. and is the holding company for Glenn McClendon Trucking Company, Inc.

                  C) Tentative commitments from two major creditors to convert a substantial portion of existing debt to equity in the newly merged company.

                  D) Execution of an agreement in December, 1999 with Carib Securities, Ltd. Who has agreed to promote and market the sale of shares of the newly merged company.

                To date, certain of the above items are still contingent upon completion of other matters. The overall plan of reorganization is expected to continue through the year 2000.